EXHIBIT 99.1

Osisko Gold Reports Final Results from its Lowhee Zone Infill Program at the Cariboo Gold Project

HIGHLIGHTS
  Completion of the infill drill program in the Lowhee Zone supports the continued use of existing geological and mine-planning assumptions and parameters, subject to ongoing work.
  A preliminary internal reconciliation analysis of two localized areas illustrated deposit variability consistent with expectations. Relative to the existing short-term model, Zone 1 indicated approx. 30% more tonnes and 6% more gold ounces, at approx. 18% lower gold grade, while Zone 2 indicated approx. 8% fewer tonnes and 8% more gold ounces, at approx. 16% higher gold grade.
  Satisfaction of the technical conditions precedent applicable to the remaining undrawn US$350 million under the senior secured project loan facility is anticipated in Q3 2026, subject to, among other things, the completion of Appian Capital's ongoing review and sign-off.

TORONTO, July 23, 2026 (GLOBE NEWSWIRE) -- Osisko Gold Group Inc. (NYSE: OGG, TSXV: OGG) ("Osisko Gold" or the "Company") is pleased to announce final results and reconciliation analysis of its previously completed infill drilling program (the "Infill Program") in the Lowhee Zone of the Company's permitted, 100%-owned Cariboo Gold Project (the "Project"), located in central British Columbia, Canada.

The results of the Infill Program have contributed to an improved understanding of spatial controls and local variability of vein corridors in the Lowhee Zone and, on a local short-term resource model basis, have broadly validated and further refined the underlying model assumptions. Following completion of the Infill Program, Appian Capital Advisory is completing its review of the underlying scientific and technical data. Subject to the completion of Appian Capital's review and sign-off and the satisfaction of other applicable conditions, the Company anticipates satisfying the technical conditions precedent applicable to the remaining undrawn US$350 million under the senior secured project loan facility in Q3 2026.

Model Reconciliation Analysis

An aggregate total of 17,072 metres of infill drilling in 185 diamond drill holes were completed in 2025 and 2026 and incorporated into this study. Two areas were targeted in the Lowhee Zone that contained this drilling: Zone 1, comprising approximately 11,925 metres infill drilled on 10-metre spacing in an area on the 1260 elevation level, and Zone 2, comprising the remaining holes drilled from an area on the 1290 elevation level (see Figure 1). Together, these areas formed the basis of a preliminary internal reconciliation analysis exercise against the existing resource block model (the "Reconciliation Analysis"). The program was designed as a systemic grid infill drilling campaign targeting both planned stope areas and portions of modelled vein corridors outside the current stope designs. Its objectives were to assess local variability of mineralization, validate and further de-risk mine planning assumptions, and support production stope design optimization as underground access advances. Key highlights include:

  The infill drilling results demonstrated a general spatial correlation with modelled reserve stopes that were consistent with the expected local variability of the deposit.
  On a preliminary internal basis, stope optimization within the two infill drilled areas indicated the following comparison on a localized basis:
    Zone 1: approx. 30% more tonnes and 6% more gold ounces, at an approx. 18% lower gold grade.
    Zone 2: approx. 8% fewer tonnes and 8% more gold ounces, at an approx. 16% higher gold grade.
    The Reconciliation Analysis results for Zones 1 and 2 are preliminary and internal and do not constitute an updated mineral reserve or mineral resource estimate. The results relate only to the specified areas evaluated and should not be interpreted to be representative of, or applicable to, the mineral reserve or mineral resource estimate set out in the Cariboo Technical Report (as defined herein).
    A degree of variability within the vein corridors is both anticipated and acceptable with individual intercepts not expected to align precisely with modelled areas. The tighter-spaced infill drilling provides additional information to refine the local short-term model.
  The results observed in Zones 1 & 2 illustrate the expected local variability of the deposit as more information from localized infill drilling is incorporated. Refinement of the model resulted in some areas with more stopes at lower grades and other areas where stopes remained stable with increased average grades.
  Infill drilling has also indicated estimated resource conversion metrics consistent with work completed to date, reflecting that areas with no previously modelled stopes have potential for upside mineralization as tighter drilling is completed in those zones.
  The results have validated and support the continued use of the existing assumptions for future infill drilling, subject to further review as more information becomes available.
  Average core recovery from the infill drilling was approximately 92% in 2025 and improved to approximately 94% in 2026. Lower core recovery has been observed to occur in mineralized intervals and can degrade results. Further work is planned to assess short-term model methodology, including applicable search parameters and grade capping assumptions, with the objective of improving the robustness of future modeling.

FIGURE 1: Underground plan view of Zone 1 and Zone 2 within the Lowhee Zone.

ABOUT CARIBOO GOLD PROJECT

The Cariboo Gold Project is a permitted, 100%-owned feasibility-stage project located in the historic Wells-Barkerville mining camp of central British Columbia, Canada. Spanning approximately 186,740 hectares, the Company's land package includes 443 mineral titles and covers an area that extends approximately 77-kilometres from northwest to southeast. In late 2024, the Project was granted the Mines Act and Environmental Management Act (British Columbia) permits, marking the successful completion of the permitting process for key approvals, solidifying the Project's shovel-ready status.

The Cariboo Gold Project hosts probable mineral reserves of 2.071 million ounces of contained Au (17,815 kt grading 3.62 g/t Au); measured mineral resources of 8,000 ounces of contained Au (47 kt grading 5.06 g/t Au); indicated mineral resources of 1.604 million ounces of contained Au (17,332 kt grading 2.88 g/t Au); and inferred mineral resources of 1.864 million ounces of contained Au (18,774 kt grading 3.09 g/t Au). Mineral resources are reported exclusive of mineral reserves.

Technical Reports

Scientific and technical information relating to the Cariboo Gold Project and the 2025 feasibility study on the Cariboo Gold Project is supported by the technical report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

For readers to fully understand the information in the Cariboo Technical Report, reference should be made to the full text of the Cariboo Technical Report in its entirety, including all assumptions, parameters, qualifications, limitations and methods therein. The Cariboo Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The Cariboo Technical Report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold's issuer profile and on the Company's website at www.osiskogold.ca.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed, verified and approved by Scott Smith, P. Geo., Vice President, Exploration of Osisko Gold, a "qualified person" within the meaning of NI 43-101.

ABOUT OSISKO GOLD GROUP INC.

Osisko Gold Group Inc. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskogold.ca or contact:

Sean Roosen Chairman and CEO Email: sroosen@osiskogold.ca Tel: +1 (514) 940-0685	Philip Rabenok Vice President, Investor Relations Email: prabenok@osiskogold.ca Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: the Company's objective of becoming an intermediate gold producer (if at all); the ability to develop the Cariboo Gold Project and its status as being fully permitted; the exploration potential and prospectivity (if any) of its properties; the anticipated satisfaction of the technical conditions precedent applicable to the remaining undrawn amounts under the senior secured project loan facility, including the completion of Appian Capital's ongoing review and sign-off; and the Company's ability to draw down on the loan facility (or any amendments thereof). Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. These assumptions include, but are not limited to: the absence of any work stoppages or suspensions at the Company's projects; favourable regulatory conditions and approvals; the ability to maintain adequate personnel and contractor levels; the absence of unforeseen ground conditions or other geological challenges; the availability of necessary equipment, supplies and infrastructure; the timely completion of Appian Capital's review and sign-off; the satisfaction of all conditions precedent to the loan facility (or any amendments thereof); and general economic and market conditions. Actual results could differ materially due to a number of factors, including, without limitation: risks related to the exploration, development and operation of the Cariboo Gold Project; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in regulatory framework and applicable laws; delays or failure to obtain Appian Capital's sign-off or to satisfy conditions precedent to draw down on the loan facility; as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/7285d141-5103-43ee-a616-0aa58aa603fc